Helius Medical Technologies, Inc.
41 University Drive, Suite 400
Newtown, PA 18940

April 15, 2015

Via EDGAR Transmission

Amanda Ravitz
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Helius Medical Technologies, Inc.
Registration Statement on Form 10-12G
Filed April 15, 2015

Dear Ms. Ravitz:

On February 6, 2015, Helius Medical Technologies, Inc. (the “Company”) filed a registration statement on Form 10-12G (the “Initial Registration Statement”) to voluntarily register the Company’s Class A common stock, without par value (“Common Stock”), under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”). On March 5, 2015, the Company received comments (the “Staff Comments”) on the Initial Registration Statement from the staff of the Securities and Exchange Commission. On April 6, 2015, the Company filed a Form RW to withdraw the Initial Registration Statement.

Simultaneously with the submission of this letter, the Company is filing a new registration statement on Form 10-12G (the “Registration Statement”) to voluntarily register the Common Stock under Section 12(g) of the Exchange Act. Set forth below are the Staff Comments and the Company’s responses to the Staff Comments.

1.

Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please tell us whether you intend to file a request for withdrawal before the automatic effectiveness date of this registration statement if comments remain outstanding.

Response:

The Company has withdrawn the Initial Registration Statement.

Amanda Ravitz
Division of Corporation Finance
U.S. Securities and Exchange Commission
April 15, 2015

Government Regulation, page 17

2.

We note your disclosure on page 19 that your overall goal for submission of the de novo application and FDA clearance is 18 months from December 2014. Please revise to your disclosure to clarify whether you have submitted your application or what steps you need to take in order to submit that application.

Response:

The Company has revised its disclosure in response to the staff’s comment. Please see page 19 of the Registration Statement.

Employees, page 23

3.

Please reconcile your disclosure here that you have three full-time employees with your disclosure in the first full risk factor on page 33 which indicates that you only have two employees serving on a full-time basis.

Response:

The Company advises the staff that it has three full-time employees, including two full-time officers and one full-time employee who is not an officer. The risk factor on page 33 refers to the two full-time officers, while the disclosure on page 23 refers to all three full-time employees (including the two full-time officers).

Our independent registered public accounting . . ., page 25

4.	Please clarify the reference to “the expected proceeds from this offering.”

Response:

Amanda Ravitz
Division of Corporation Finance
U.S. Securities and Exchange Commission
April 15, 2015

The Company has removed the reference to “the expected proceeds from this offering.” Please see page 25 of the Registration Statement.

Any future sales of our equity securities, page 41

5.	Please indicate how many shares of common stock are issuable under your outstanding warrants.

Response:

The Company has revised the disclosure in response to the staff’s comment. Please see page 41 of the Registration Statement.

Item 11. Description of Registrant’s Securities to be Registered, page 61

6.

We note from your disclosure in footnote 5 on page 89 that you also have 28,863,048 shares of common stock held in escrow and that all of the common stock in escrow will be released at a rate of 15% every six months. Please also disclose the shares held in escrow in this section and how and when the escrowed shares were issued and the arrangements governing the release of those shares from escrow. Please also make sure that your disclosure under Item 10 addresses the issuances of those securities.

Response:

The Company has revised the disclosure in response to the staff’s comment. Please see pages 51, 62 and 63 of the Registration Statement.

7.	In light of the consulting agreements referenced on page 58, please clarify how you determined that Messrs. Danilov and Tyler are “independent.”

Response:

The Company has revised the disclosure to clarify the Messrs. Danilov and Tyler are not independent. Please see page 59 of the Registration Statement.

Amanda Ravitz
Division of Corporation Finance
U.S. Securities and Exchange Commission
April 15, 2015

We hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Philippe Deschamps
Philippe Deschamps
Chief Executive Officer